1900 K Street, NW Washington, DC 20006 +1 202 261 3464 Direct +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

August 14, 2024
VIA EDGAR
Securities & Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re:	Request for Withdrawal of Form 40-APP Filed by T. Rowe Price Associates, Inc., et al. (File No. 803-00269); SEC Accession No. 0000945621-24-000605
Ladies and Gentlemen:
T. Rowe Price Associates, Inc., et al. (the “Applicants”) filed a Form 40-APP application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.
The Form 40-APP application was filed and accepted on August 2, 2024. It was mistakenly filed as an IA filing which generated an 803 File Number. Upon review the SEC Staff asked that we withdraw the filing and re-file the Form 40-APP application as an IC filing to generate an 812 File Number. Accordingly, we request that the Form 40-APP filed on August 2, 2024 with SEC Accession No. 0000945621-24-000605 be withdrawn.
If you have any questions concerning the foregoing, please call me at (202) 261-3464. Thank you for your attention to this matter.
Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel